May 17, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 17, 2019
           CIK No. 0001412408

Dear Mr. Indig:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 17, 2019

Prospectus Summary
Overview, page 1

1. Please disclose the measure by which you determined that you are a "leading provider" of comprehensive healthcare solutions. Make conforming changes throughout your filing.
2. Please define "patient visits," including whether the term includes visits by unique patients or multiple visits by the same patient. Please also define "validated PROs."
Industry challenges and our opportunity, page 3

3. Please provide support for the following statements, or disclose that they are
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
May 17, 2019
May 17, 2019 Page 2
Page 2
FirstName LastName
         management's opinions or beliefs:

             "Patients exposed to a brand campaign using the Phreesia Platform are over four and a half times more likely, on average, to have a prescription filled for that product than control patients;"

             "The Phreesia Platform drives improved patient satisfaction and education, efficiency and overall quality of care;"

             "The U.S. healthcare system has been shifting toward alternative payment models, in which healthcare provider organizations share the financial risk and are reimbursed based on patients' experience and outcomes;"

             "Pharmaceutical companies currently spend the majority of their direct-to-consumer marketing dollars on television and print to reach large patient populations with chronic conditions such as diabetes and pain, which is not as effective as targeted outreach;" and

             "The Phreesia Platform is the most comprehensive and scalable patient intake and payments solution in the market."
The Offering, page 10

4. Rather than state that you "may" use a portion of the proceeds to pay a cash dividend, revise to state that you will do so, as your disclosure states elsewhere, and include it as the first priority of your use of proceeds.
Risk Factors
Risks relating to our business and industry
"We typically incur significant upfront costs in our client relationships . . ..", page 22

5. We note your disclosure that some of your clients undertake a significant and prolonged evaluation process, which has in the past resulted in extended periods of time to establish a long-term relationship. Please elaborate on the "evaluation process," including but not limited to how long you typically allow your clients to evaluate your product, whether your clients have use of your products and services during the evaluation period, and whether you receive fees during the evaluation time period or receive reduced fees for this trial period.
"Privacy concerns or security breaches relating to our Platform...", page 25

6. We note your disclosure that you have experienced security breaches in the past, although such breaches did not result in any claims against you. Please enhance this disclosure to
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
May 17, 2019
May 17, 2019 Page 3
Page 3
FirstName LastName
         explain the nature of the breach, if material to you.
"We rely on our third-party vendors and partners to execute our business strategy.", page 31

7. We note your disclosure that you have entered into "strategic alliances with providers of
         EHR and PM solutions, and [you] intend to pursue such alliances in the future." Please briefly elaborate on the nature of these "strategic alliances." For example, disclose whether they are structured as joint ventures, or are more similar to your contracts with third-party vendors. Please file any agreements related to these strategic alliances as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
Risks relating to this offering and ownership of our common stock
"Our amended and restated certificate of incorporation . . .", page 53

8. We note your disclosure that "[y]our amended and restated certificate of incorporation that will be in effect upon completion of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on [y]our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of [y]our directors and officers to [you] or [y]our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law,
         [y]our amended and restated certificate of incorporation or [y]our amended and restated
         bylaws, or any action asserting a claim governed by the internal affairs doctrine." Please clearly disclose whether this exclusive forum provision is intended to apply to claims arising pursuant to the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Managements discussion and analysis of financial condition and results of operations
Overview, page 71

9. We note your disclosure that, for fiscal 2019, all of your revenue came from the United
         States. Please amend your filing to disclose whether this is unique to fiscal 2019, or occurred in prior periods presented. Please also provide a brief description of why you have not generated any revenues from your sales efforts in Canada, and if you expect this trend to continue in future financial periods.
Our business model, page 72

10. We note your disclosure that you intend to "illustrate the economic relationship with
         [y]our provider clients" by providing an analysis of the provider clients you on-boarded in fiscal 2017, and that "[you] selected the FY 2017 Cohort as a representative set of provider clients because [you] believe that time is an important factor to understand long-
         term value of [y]our provider base." Please briefly clarify how selecting FY 2017 as a illustrative example demonstrates long-term value over time and, specifically, why you have not chosen to depict your FY 2016 or earlier cohorts. Please also provide a graphical
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
May 17, 2019
May 17, 2019 Page 4
Page 4
FirstName LastName
         and narrative discussion of your fiscal 2018 and fiscal 2019 provider client cohorts or tell us why depicting only one FY cohort is meaningful to investors. Revise to provide a brief narrative discussion of each of the graphs provided in this section.
11. We note your disclosure that fiscal 2017 does not represent a complete year of revenue and contribution income for the FY 2017 Cohort. In light of this, tell us to what extent you considered breaking down your cohorts into smaller periods of time so as to capture more accurately the contributions you are trying to depict.
12. You disclose that you had incremental sales and marketing expense as clients expand and renew business with Phreesia in subsequent years. Elaborate to explain whether you experienced similar trends with your 2018 cohorts and to what extent you expect those trends to continue. Quantify, by percentage or otherwise, those "incremental" subsequent year costs so that readers can appreciate the magnitude of those costs.
Key metrics, page 75

13. You disclose that patient payment volume is "the total dollar volume of transactions between [y]our provider clients and their patients utilizing your payment platform, including via credit and debit cards." You also disclose elsewhere that your revenue is derived, in part, from payment processing fees based on levels of patient payment volume processed through the Phreesia Platform. Please clarify the manner in which you charge fees for patient payment volume. For example, disclose whether you charge a per transaction fee or a flat fee for different tiers of patient volume, and whether your fees are based on a percentage of the dollar amount of the transaction. In this regard, while you disclose the total dollar volume of transactions between your provider clients and their patients, it is unclear how you derive revenue from these volumes.
14. Please define "contraction," "churn," and "expansion." In this regard, we note your disclosure that dollar-based net retention rate is net of these three terms.
Components of statements of operations, page 76

15. We note your disclosure that "[you] derive revenue primarily from (i) subscription fees from healthcare provider organizations for access to the Phreesia Platform and related one-time professional services fees, (ii) payment processing fees based on levels of patient payment volume processed through the Phreesia Platform and (iii) fees from life science companies to deliver marketing content to patients using the Phreesia Platform" (emphasis added). Please disclose your other sources of revenue, if any. Comparison of fiscal 2018 versus fiscal 2019
Revenue, page 79

16. Please revise your discussion to quantify the changes in revenue related to increased subscription and payment revenue from new clients and expansion and cross-selling to
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
May 17, 2019
May 17, 2019 Page 5
Page 5
FirstName LastName
         existing clients. Please also clarify how you define "new clients" and "existing clients."
         Further, please quantify, if significant, each of the several factors you state contributed to the changes in cost of revenue. Refer to Item 303(a)(3) of Regulation S-K.
17. Please disclose whether the increase in revenue from life science clients for digital marketing was due to an increase in life sciences clients, an increase in services provided to existing clients, or an increase in price of your digital marketing services.
Critical accounting policies and estimates, page 84

18. Please tell us your consideration of disclosing the following related to the estimated fair value of your common stock:

             The methods you used to determine the fair value of the your common stock and the nature of the material assumptions involved. For example, if you used the income approach you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate;

             The extent to which the estimates are considered highly complex and subjective; and

             The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
Business
Industry challenges and our opportunity
Inefficiency and waste amidst continually rising U.S. healthcare expenditure, page 93

19. We note your disclosure that the cost of healthcare spending is "unsustainable," and is mostly due to significant waste and inefficiency, and that you may have a market opportunity to provide services that increase doctor and staff efficiency. Please disclose whether this "unsustainable" market could also have a negative impact on your business, considering that the market for your services may decrease in the future due to the uncertainty of an unsustainable market.
Ongoing shift to value-based reimbursement models, page 95

20. Please provide support for the following statements, or disclose that they are management's opinions or beliefs:

             "The shift to [value-based payment models] requires healthcare provider organizations to manage new challenges related to measurement and reporting, population health management, care coordination and other patient demands, all of which may require additional staff and capabilities;"
 Chaim Indig
Phreesia, Inc.
May 17, 2019
Page 6


             "Many healthcare provider organizations are adapting to these new requirements and are concerned about the incremental internal investment and resources required to comply;" and

             "The treatment and prevention of disease are becoming increasingly personalized, driven by technological advancements in the use of patient-specific health, lifestyle/environmental, genomic and other data to diagnose, treat and prevent disease at a personalized level."
Our competitive strengths, page 97

21. We note your disclosure that "[s]ome of [y]our provider clients have been able to increase time-of-service collections by approximately 30-50% and save an average of six minutes per patient check-in." Please provide context for this statement by disclosing how many of your clients, compared to the total number of your clients, have experienced this value.
Significant and measurable return on investment, page 98

22. We note your disclosure of the satisfaction rating for users in the 18-25, 26-35, 36-45, and
         46-55 age brackets. Please disclose the satisfaction rating for users in the 55 or older age bracket.
Our competitive landscape, page 107

23. Please provide support for your statement that "[m]any direct competitors are focused on the basic aspects of electronic patient intake and are only starting to expand into multiple adjacencies beyond patient registration," or disclose that this is management's opinion or belief.
Financial Statements
General, page F-1

24. Please tell us the estimated IPO price range once you have determined that information.
         Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance related to recent valuations of your equity through the date of effectiveness for the preceding twelve months.
(s) Income taxes, page F-15
FirstName LastNameChaim Indig
Comapany NamePhreesia, Inc.
25. Please tell us your consideration of the guidance in ASC 740-10-45-25 and how your
May 17, 2019related to interest and penalties is consistently applied.
       policy Page 6
FirstName LastName
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
May 17, 2019
May 17, 2019 Page 7
Page 7
FirstName LastName
General

26. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Tony Watson, Staff Accountant, at 202-551-3318 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-
2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Consumer Products
cc:      Edwin O'Connor